Exhibit 99.1

RADA Schedules First Quarter 2022 Results Release &
Conference Call on Tuesday, May 10, 2022

RADA’s investor conference call to start at 9am ET

NETANYA, Israel, May 4, 2022 -- RADA Electronic Industries Ltd. (Nasdaq: RADA & TASE: RADA) announced that it would be releasing its financial results for the first quarter of 2022 on Tuesday, May 10, 2022.

The Company will host a conference call on the same day, starting at 09:00 am ET. Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-723-3164	at 9:00 am Eastern Time
Israel:	03-918-0610	at 4:00 pm Israel Time
International:	+972-3-918-0610

A live webcast of the conference call can be accessed on the RADA website at https://www.rada.com/investors

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.

Company Contact: Avi Israel, CFO Tel: +972-76-538 6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 212 378 8040 rada@gkir.com